UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________

FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the year fiscal ended December 31, 2006

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File No: 001-12822

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BEAZER HOMES USA, INC. 401(k) PLAN
1000 Abernathy Road
Suite 1200
Atlanta, Georgia 30328

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beazer Homes USA, Inc.
1000 Abernathy Rd
Suite 1200
Atlanta, Georgia 30328

REQUIRED INFORMATION

The Beazer Homes USA, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the years ended December 31, 2006 and 2005, and the supplemental schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference. Written consent to the incorporation of the Plan’s financial statements in a registration statement on Form S-8 under the Securities Act of 1933 is attached hereto as Appendix 2.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAZER HOMES USA, INC. 401(k) PLAN

By:

/s/ Jennifer P. Jones	June 28, 2007
Jennifer P. Jones
Plan Administrator
Beazer Homes USA, Inc.

/s/ Allan P. Merrill	June 28, 2007
Allan P. Merrill
Executive Vice-President and Chief Financial Officer
Beazer Homes USA, Inc.

APPENDIX 1

Beazer Homes USA, Inc.
401(k) Plan

Financial Statements as of and for the Years Ended
December 31, 2006 and 2005, Supplemental Schedules and
Report of Independent Registered Public Accounting Firm

Beazer Homes USA, Inc.
401(k) Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits
as of December 31, 2006 and 2005	4

Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2006 and 2005	5

Notes to Financial Statements	6

Supplemental Schedules:

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets
(Held at End of Year) as of December 31, 2006	14

Form 5500, Schedule H, Part IV, Question 4a-Delinquent Participant
Contributions for the Year Ended December 31, 2006	15

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and the Plan Administrator of
Beazer Homes USA, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
June 28, 2007

Beazer Homes USA, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,

	2006	2005
Assets
Participant-directed investments,
At fair value	$123,525,061	$130,173,658

Receivables
Participant contributions	329,965	413,164
Employer contributions	131,098	160,561
Unsettled trades	1,970	-
Total contributions receivable	463,033	573,725

Net assets available for benefits, at fair value	123,988,094	130,747,383
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	167,529	195,283
Net assets available for benefits	$124,155,623	$130,942,666

See accompanying notes to financial statements.

Beazer Homes USA, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31,

	2006	2005
Additions:
Contributions:
Participants	$16,047,587	$13,734,569
Employer	5,400,216	4,314,265
Rollovers	1,129,642	1,619,210
Total contributions	22,577,445	19,668,044

Investment (loss) income:
Interest and dividends	4,841,810	1,943,314
Net (depreciation) appreciation in fair value of investments	(16,043,321)	22,775,100
Net investment (loss) income	(11,201,511)	24,718,414

Total additions	11,375,934	44,386,458

Deductions:
Distributions to participants	(18,149,063)	(10,740,542)
Administrative expenses	(13,914)	(158,812)
Total deductions	(18,162,977)	(10,899,354)

Net (decrease) increase in net assets available for
benefits	(6,787,043)	33,487,104

Net assets available for benefits:
Beginning of year	130,942,666	97,455,562
End of year	$124,155,623	$130,942,666

See accompanying notes to financial statements.

Beazer Homes USA, Inc.
401(k) Plan
Notes to Financial Statements

1.	Description of Plan

The following description of the Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for the purpose of receiving retirement benefits. The Plan is a savings and investment plan covering eligible employees of Beazer Homes USA, Inc. and subsidiaries (the “Company”). The Plan is administered by a committee appointed by the Company’s Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility - All employees who have attained 21 years of age are eligible to participate in the Plan on the first day of the month following the completion of 30 days of service.

Contributions - Contributions to the Plan are comprised of salary deferral contributions, Company matching contributions, Company discretionary contributions, and rollovers from other plans. Non highly compensated employees may elect to make a salary deferral contribution of 1% to 80% of annual compensation on a pre-tax basis, up to a maximum of $15,000 ($20,000 for participants who are at least 50 years old) for the year ended December 31, 2006 and $14,000 ($18,000 for participants who are at least 50 years old) for the year ended December 31, 2005. There is an administrative limit on the salary deferral contributions of highly compensated employees equal to 8% of annual compensation on a pre-tax basis, up to a maximum of $15,000 for the year ended December 31, 2006 and $14,000 for the year ended December 31, 2005. In addition, the Company's matching contributions are discretionary, but the Company has historically made Company matching contributions equal to 50% of the first 6% of annual earnings contributed by the employees. The Company did make such matching contributions for the years ended December 31, 2006 and 2005.

The Company may elect, at the discretion of the Board of Directors, to make an additional discretionary contribution. The Company did not make any discretionary contributions for the years ended December 31, 2006 or 2005.

Participant Accounts - Individual accounts are maintained for each Plan participant. Participant accounts are credited with participant and Company contributions and an allocation of the Plan’s earnings and charged with withdrawals and an allocation of the Plan’s losses and administrative expenses, as applicable. The benefit to which a participant is entitled is the vested balance in their account.

Gains and losses on plan investments are allocated between all participants’ accounts in the same proportion that each participant’s account bears to the total of all participants’ accounts within specified investment funds.

Each participant may direct the investment of his or her account to the various investment options offered by the Plan which includes a Company stock fund.

Effective January 3, 2006, Fidelity Management Trust Company (“Fidelity”) became the new trustee of the Plan, and Fidelity Retirement Services became the recordkeeper for the Plan. All Plan investments were transferred to Fidelity, as trustee. Prior to January 3, 2006, Princeton Retirement Group, Inc. served as the recordkeeper and AMVESCAP National Trust Company (“AMVESCAP”) served as trustee for the Plan. In connection with the change in Plan recordkeeper, certain administrative modifications to the Plan went into effect. The Plan descriptions herein reflect the current provisions of the Plan.

Vesting of Benefits - Participants become vested in the Company discretionary contributions and the Company matching contributions in accordance with the following schedule:

Completed Years of Service	Percentage Vested

Less than two years	0%
Two, but less than three years	25%
Three, but less than four years	50%
Four, but less than five years	75%
Five years or more	100%

Amounts forfeited upon termination are used to reduce future Company contributions. At December 31, 2006 and 2005, forfeited non-vested accounts available to reduce future Company contributions totaled $692,501 and $164,718, respectively. During the years ended December 31, 2006 and 2005 the Company’s contributions were reduced by $988,109 and $1,147,386 for forfeitures, respectively.

The salary deferral contributions are fully vested and non-forfeitable at all times.

Distributions - Upon normal retirement, permanent disability, death or termination of employment the participant or his or her designated beneficiary may receive his or her vested interest in the Plan in the form of a lump-sum payment.

Loans and Withdrawals - A participant may request a loan equal to part or all of the value of his or her salary deferral contributions and the vested portion of the Company matching contributions subject to a minimum of $1,000, but not to exceed the lesser of (1) one-half of the participant’s vested percentage of his account or (2) $50,000 reduced by the highest outstanding loan amount in the past 12 months. Such loans bear interest at a fixed rate for the term of the loan, equal to the prime rate at the beginning of the month in which the loan is made plus 1% (9.25% and 8.25% at December 31, 2006 and 2005, respectively). The loan balance is collateralized by the participant’s account. Upon retirement or termination of the participant’s employment, distributions are made net of the outstanding loan balance. The loans are repaid through salary withholdings over periods generally ranging from 1 to 5 years except that the repayment period for loans made for the purchase of a home may range from 1 to 10 years.  These periods may be extended for leaves of absences due to military duty or disability.

Administrative Expenses - Administrative costs and expenses are generally paid by the Company, with the exception of miscellaneous charges for loans and distributions. In 2005, a recordkeeping charge of $15 per participant per year was assessed by the previous recordkeeper. Under the current recordkeeper, the Plan is no longer assessed a recordkeeping charge per participant.

2. Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements - As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Plan adopted the FSP for the year ended December 31, 2006, with retroactive application to the year ended December 31, 2005. As of December 31, 2006 and 2005, the Statement of Net Assets Available for Benefits presents the fair value of investments as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits as of December 31, 2005.

Investment Valuation and Income Recognition - Investments, other than investments in common collective trusts, and participant loans, are stated at fair value based on quoted market prices in an active market. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust fund based on the fair value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair value of the underlying investments and then adjusted by the issuer to contract value. Net appreciation or depreciation in the fair value of investments represents the change in fair value during the year, including realized gains and losses on investments sold during the period. The participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and common and collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefit payments are recorded upon distribution.

3. Common Collective Trust Fund

The Plan invests in the Fidelity Managed Income Portfolio (“MIP”), which is a common collective trust fund managed by Fidelity. The MIP is an open-end commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is dedicated exclusively to the management of assets of defined contribution plans. The MIP invests in underlying assets, typically fixed income securities or bond funds and enters into liquidity agreements (“wrapper” contracts) issued by insurance companies and other financial institutions for a fee. A portion of the MIP is invested in a money market fund to provide daily liquidity. The MIP is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap issuer guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met. Wrappers are normally purchased from issuers rated in the top three long-term ratings categories (equaling A- or above). The fair value of the MIP equals the total of the fair value of the underlying assets plus the total wrapper rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

In determining the net assets available for benefits, the fully benefit-responsive investment contracts held by the MIP are recorded at their contract values, which are equal to principal balance plus accrued interest.

There are no reserves against contract value for credit risk of the wrapper contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting. Certain events limit the ability of the Plan to transact at contract value with the issuer. However, the Plan’s management does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable. The issuer may terminate the contract for cause at any time.

The following is a reconciliation from fair value to contract value for common collective trust funds holding investments in fully benefit-responsive investment contracts at December 31, 2006 and 2005:

	2006	2005
	Fidelity Managed Income Portfolio	INVESCO Stable Value Trust

Common collective trust fund, at fair value	$16,635,047	$12,586,785
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	167,529	195,283
Common collective trust fund, at contract value	$16,802,576	$12,782,068

The average yield earned by the Plan for all fully benefit-responsive investment contracts held by the Plan’s common collective trust fund based on earnings was approximately 4.84% and 4.87% at December 31, 2006 and 2005, respectively. The average yield earned by the Plan for all fully benefit-responsive investment contracts held by the Plan’s common collective trust fund based on the actual interest rate credited to participants was approximately 4.27% and 4.51% at December 31, 2006 and 2005, respectively.

4. Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005:

	2006		2005
	Shares	Amount	Units	Amount
Beazer Homes USA, Inc. Company Stock Fund	629,185	$29,579,092	559,449	$59,381,317
Fidelity Managed Income Portfolio (at contract value)	16,802,576	16,802,576	-	-
Fidelity Contrafund	196,952	12,841,299	-	-
Fidelity International Discovery Fund	309,628	11,741,083	-	-
American Beacon Large Cap Value Fund	343,393	7,822,495	-	-
Spartan U.S. Equity Index Fund	131,549	6,601,129	-	-
Fidelity Balanced Fund	320,476	6,226,854	-	-
INVESCO Stable Value Trust (at contract value)	-	-	12,782,068	12,782,068
American Growth Fund of America	-	-	339,623	10,480,769
American EuroPacific Growth Fund	-	-	185,978	7,643,690
AIM Large Cap Basic Value Fund	-	-	480,957	6,896,929
INVESCO 500 Index Trust	-	-	159,081	5,179,675
Franklin Small-Mid Cap Growth Fund	-	-	133,161	5,022,825
AIM Basic Balanced Fund - Investor	-	-	403,513	4,943,031

Net (depreciation) appreciation  in fair value of investments, includes realized and unrealized gains and losses on investments, for the years ended December 31, 2006 and 2005 is comprised of the following:

	2006	2005
Beazer Homes USA, Inc. Company Stock Fund	$(19,892,451)	$19,210,525
PIMCO Total Return Fund	(52,984)	-
American Beacon Large Cap Value Fund	833,330	-
Goldman Sachs Mid Cap Value Fund	160,897	-
Wells Fargo Advantage Small Cap Value Fund	90,586	-
Columbia Acorn Fund	141,827	-
Spartan U.S. Equity Index Fund	691,232	-
Fidelity Contrafund	(169,018)	-
Fidelity Balanced Fund	122,074	-
Fidelity International Discovery Fund	1,472,138	-
Fidelity Freedom Income Fund	6,458	-
Fidelity Freedom 2005 Fund	179	-
Fidelity Freedom 2010 Fund	9,355	-
Fidelity Freedom 2015 Fund	23,192	-
Fidelity Freedom 2020 Fund	36,750	-
Fidelity Freedom 2025 Fund	100,340	-
Fidelity Freedom 2030 Fund	27,097	-
Fidelity Freedom 2035 Fund	17,329	-
Fidelity Freedom 2040 Fund	99,842	-
Fidelity Mid Cap Growth Fund	225,431	-
AIM Large Cap Basic Value Fund	-	413,137
American Growth Fund of America	-	1,053,155
AIM Basic Balanced Fund - Investor	-	36,589
Franklin Small-Mid Cap Growth Fund	-	416,208
American EuroPacific Growth Fund	-	868,797
INVESCO 500 Index Trust	-	226,105
PIMCO Total Return Fund	-	(70,785)
Royce Low-Priced Stock Fund	-	361
Dow Jones Target 2025 Fund	-	89,259
Dow Jones Target 2045 Fund	-	99,946
Columbia Acorn Fund - A	-	104,476
MAS Mid Cap Value - Advisor Class Fund	-	131,567
AIM Dynamics Fund - Investor Class	-	87,757
Putnam Research Fund	-	24,312
Dow Jones Target Today Fund	-	8,910
Self Managed Accounts	13,075	74,781
Total	$(16,043,321)	$22,775,100

5.	Income Tax Status

Effective January 3, 2006, in connection with the change in trustees from AMVESCAP to Fidelity, the Plan was modified to a Fidelity prototype plan with non-standard amendments. As soon as the Plan is procedurally eligible to do so under current Internal Revenue Code (“IRC”) guidelines, the Plan’s management intends to request a determination from the Internal Revenue Service that the modified plan is qualified, and that the trust established under the modified plan is tax-exempt under the appropriate sections of the IRC. The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Party-In-Interest Transactions

Party-in-interest investments held by the Plan included 629,185 shares and 781,342 shares of Beazer Homes USA, Inc. common stock at December 31, 2006 and 2005, with a fair value of approximately $29.6 million and $56.9 million, respectively. Dividend income earned on Beazer Homes USA, Inc. common stock was approximately $227,000 and $315,000 for the years ended December 31, 2006 and 2005, respectively.

As of December 31, 2006, certain Plan investments are shares of investment funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

7.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500:

Statement of Net Assets Available for Benefits:	2006
Net assets available for benefits per the financial statements, at contract value	$124,155,623
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(167,529)
Net assets available for benefits per the financial statements, at fair value	123,988,094
Deemed distributions	(19,498)
Net assets available for benefits per Form 5500, at fair value	$123,988,094

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2006, to Form 5500:

Statement of Changes in Net Assets Available for Benefits:	2006
Net decrease in net assets available for benefits per the financial statements	$(6,787,043)
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(167,529)
Deemed distributions	(19,498)
Net loss per Form 5500	$(6,974,070)

SUPPLEMENTAL SCHEDULES

(See Report of Independent Registered Public
Accounting Firm)

Beazer Homes USA, Inc.
401(k) Plan

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

		Description of Investment,
	Identity of	Including Maturity Date, Rate of Interest,			Current
(a)	Issuer	Collateral, Par, or Maturity Value	Cost		Value

		EMPLOYER SECURITIES:
*	Bazer Homes USA, Inc.	Beazer Homes USA, Inc. Company Stock	**		$29,577,979
*	Fidelity	Stock Purchase Money Markey Account	**		1,113
		Beazer Homes USA, Inc. Stock Fund, 629,185 shares			29,579,092

		COMMON/COLLECTIVE TRUST:
*	Fidelity	Fidelity Managed Income Portfolio, 16,802,576 shares	**		16,635,047

		REGISTERED INVESTMENT COMPANY:
	PIMCO Advisors	PIMCO Total Return Fund, 353,609 shares	**		3,670,460
	American Beacon	American Beacon Large Cap Value Fund, 343,393 shares	**		7,822,495
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund, 76,210 shares	**		2,965,339
	Wells Fargo Funds	Wells Fargo Advantage Small Cap Value Fund, 163,100 shares	**		2,578,615
	Columbia Funds	Columbia Acorn Fund, 147,597 shares	**		4,283,256
*	Fidelity	Spartan U.S. Equity Index Fund, 131,549 shares	**		6,601,129
*	Fidelity	Fidelity Contrafund, 196,952 shares	**		12,841,299
*	Fidelity	Fidelity Balanced Fund, 320,476 shares	**		6,226,854
*	Fidelity	Fidelity International Discovery Fund, 309,628 shares	**		11,741,083
*	Fidelity	Fidelity Freedom Income Fund, 62,446 shares	**		720,628
*	Fidelity	Fidelity Freedom 2005 Fund, 1,509 shares	**		17,520
*	Fidelity	Fidelity Freedom 2010 Fund, 23,467 shares	**		343,089
*	Fidelity	Fidelity Freedom 2015 Fund, 76,785 shares	**		936,780
*	Fidelity	Fidelity Freedom 2020 Fund, 77,058 shares	**		1,196,716
*	Fidelity	Fidelity Freedom 2025 Fund, 201,593 shares	**		2,574,341
*	Fidelity	Fidelity Freedom 2030 Fund, 44,813 shares	**		718,354
*	Fidelity	Fidelity Freedom 2035 Fund, 34,896 shares	**		460,273
*	Fidelity	Fidelity Freedom 2040 Fund, 247,966 shares	**		2,350,721
*	Fidelity	Fidelity Mid Cap Growth Fund, 443,185 shares	**		6,191,288
*	Fidelity	Self Managed Account - Fidelity BrokerageLink	**		861,235

		PARTICIPANT LOANS:
*	Various participants	Participants loans made to participants, with interest accruing at rates from 5.0% to 10.5%, and various maturity dates through January 2019	**		2,209,447

				$	$ 123,525,061

*	Party In Interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Beazer Homes USA, Inc.
401(k) Plan

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a - DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identity of Party	Relationship to Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount

Beazer Homes USA, Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.	$ 1,116

The March 2006 participant contributions for twenty employees were deposited on October 10, 2006

APPENDIX 2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 33-91904, No. 333-24765, No. 333-69398, No. 333-101142, and No. 333-116573 of Beazer Homes USA, Inc. on Form S-8 of our report dated June 28, 2007, appearing in this Annual Report on Form 11-K of Beazer Homes USA, Inc. 401(k) Plan for the year ended December 31, 2006.

/s/ DELOITTE & TOUCHE LLP

Atlanta,  Georgia
June 28, 2007